SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ADT Inc.

(Name of Subject Company (Issuer))

Title of Class of Securities	CUSIP Number of Class of Securities
Common Stock, par value $0.01 per share	00090Q103

David Smail

Executive Vice President, Chief Legal Officer and Secretary

ADT Inc.

1501 Yamato Road

Boca Raton, Florida 33431

Telephone: (561) 988-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s) Filing Statement)

Copies to:

Andrew J. Pitts, Esq.

O. Keith Hallam, III, Esq.

C. Daniel Haaren, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on September 27, 2022 (as it may be further amended or supplemented from time to time, the “Schedule TO”), initially filed by ADT Inc., a Delaware corporation (“ADT” or the “Company”), on September 12, 2022, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase up to 133,333,333 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), including Shares issuable upon conversion of shares of the Company’s Class B common stock, par value $0.01 per share, at a price of $9.00 per Share (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 12, 2022 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”).

This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act. Except as otherwise set forth below in this Amendment No. 2, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2.

Item 1. Summary Term Sheet.

Item 1, to the extent it incorporates by reference information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

(1)

The paragraph under the caption “What is the accounting treatment of the Offer?” in the section entitled “Summary Term Sheet” of the Offer to Purchase is hereby deleted and replaced with the following language:

The Offer is considered a financial instrument which is initially recorded at fair value with changes in fair value recorded in earnings. As a result, the Company expects to take a non-cash charge to earnings in its third quarter financial results based on the change in fair value of this financial instrument at September 30, 2022. The Company expects the charge to be in the range of $145 million to $160 million. The Company also expects to recognize an additional non-cash gain or loss in earnings in the fourth quarter of 2022 resulting from the change in fair value of this financial instrument based on the change in the Company’s stock price between the closing price on September 30, 2022 and the date of the closing of the Strategic Investment, which is the date on which the principal contingencies associated with the Offer are resolved. See Section 2.

Item 4. Terms of the Transaction.

Item 4, to the extent it incorporates by reference information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

(1)	The changes described above in Item 1 of this Amendment No. 2 are hereby incorporated into this Item 4 by reference.

(2)

The fifth paragraph under the caption “Certain Effects of the Offer” in “2. Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase is hereby deleted and replaced with the following language:

The Offer is considered a financial instrument which is initially recorded at fair value with changes in fair value recorded in earnings. As a result, the Company expects to take a non-cash charge to earnings in its third quarter financial results based on the change in fair value of this financial instrument at September 30, 2022. The Company expects the charge to be in the range of $145 million to $160 million. The Company also expects to recognize an additional non-cash gain or loss in earnings in the fourth quarter of 2022 resulting from the change in fair value of this financial instrument based on the change in the Company’s stock price between the closing price on September 30, 2022 and the date of the closing of the Strategic Investment, which is the date on which the principal contingencies associated with the Offer are resolved.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5 is hereby amended and supplemented by adding the following:

(e) On October 13, 2022, we announced the closing of the Strategic Investment (as defined in the Offer to Purchase), as further described in the press release attached hereto as Exhibit (a)(5)(E) and hereby incorporated by reference herein.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 is hereby amended and supplemented by adding the following:

(a) and (b) On October 13, 2022, we announced the closing of the Strategic Investment and that we had deemed the Strategic Investment Condition satisfied at that time, as further described in the press release attached hereto as Exhibit (a)(5)(E) and hereby incorporated by reference herein.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(E)	Press Release dated October 13, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 13, 2022).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADT INC.

By:	/s/ David Smail
	Name:	David Smail
	Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: October 13, 2022